 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated October 30, 2018, announcing the Company's financial results for the third quarter ended September 30, 2018.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer, the section entitled "References", and the section entitled "Conference Call", is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: October 31, 2018

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Tuesday 30 October – 8 a.m. CET _________________________________

EURONAV ANNOUNCES THIRD QUARTER RESULTS 2018

HIGHLIGHTS

•	Seasonal improvement in Q4 so far pushing VLCC rates ahead of expectation
•	Return of OPEC production bringing increased cargoes
•	Demand resilient in face of higher oil prices and vessel supply
•	Iranian supply chain dislocation to provide sustained boost for tanker market
•	Full fleet integration of Gener8 complete

ANTWERP, Belgium, October 30, 2018 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the third quarter of 2018 ended September 30, 2018.

Paddy Rodgers, CEO of Euronav said: "The direction of travel for the large tanker market has changed from going sideways to up. Demand for and supply of crude has continued to improve as OPEC production has increased and the dislocation from Iranian sanctions has boosted and will continue to boost commercial tanker operators. Whilst the VLCC delivery schedule will remain high over the next 12 months, active recycling activity has kept net fleet growth negative so far year to date.

An accretive expansion of over 40% of our fleet size via the Gener8 merger has positioned Euronav with one of the most modern, efficient large tanker fleets accompanied by the strongest balance sheet including $677m of liquidity. This leaves us ideally levered to an upgrade on improving tanker cycle fundamentals through 2019 but also further anticipated positive developments from regulatory changes to shipping markets from the application of IMO 2020."

PRESS RELEASE Regulated information Tuesday 30 October – 8 a.m. CET _________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	First Semester 2018	Third Quarter 2018	Year-to-Date 2018	Year-to-Date 2017

Revenue	202,748	161,169	363,917	395,390
Other operating income	2,133	1,405	3,538	3,882

Voyage expenses and commissions	(46,277)	(50,647)	(96,924)	(47,778)
Vessel operating expenses	(78,870)	(53,110)	(131,980)	(116,475)
Charter hire expenses	(15,432)	(7,838)	(23,270)	(23,329)
General and administrative expenses	(31,150)	(19,105)	(50,255)	(33,132)
Net gain (loss) on disposal of tangible assets	10,175	8,927	19,102	(21,007)
Depreciation	(112,977)	(79,233)	(192,210)	(173,445)

Net finance expenses	(26,793)	(23,768)	(50,561)	(31,404)
Bargain purchase	36,280	(19)	36,261	−
Share of profit (loss) of equity accounted investees	8,420	3,873	12,293	28,029
Result before taxation	(51,743)	(58,346)	(110,089)	(19,269)

Tax benefit (expense)	141	(401)	(260)	1,297
Profit (loss) for the period	(51,602)	(58,747)	(110,349)	(17,972)

Attributable to: Owners of the company	(51,602)	(58,747)	(110,349)	(17,972)

The contribution to the result is as follows:

(in thousands of USD)	First Semester 2018	Third Quarter 2018	Year-to-Date 2018	Year-to-Date 2017

Tankers	(60,026)	(62,620)	(122,646)	(45,984)
FSO	8,424	3,873	12,297	28,012
Result after taxation	(51,602)	(58,747)	(110,349)	(17,972)

Information per share:

(in USD per share)	First Semester 2018	Third Quarter 2018	Year-to-Date 2018	Year-to-Date 2017

Weighted average number of shares (basic) *	164,550,509	218,982,298	182,893,823	158,166,534
Result after taxation	(0.31)	(0.27)	(0.60)	(0.11)

* The number of shares issued on 30 September 2018 is 220,024,713.

PRESS RELEASE Regulated information Tuesday 30 October – 8 a.m. CET _________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	First Semester 2018	Third Quarter 2018	Year-to-Date 2018	Year-to-Date 2017

Profit (loss) for the period	(51,602)	(58,747)	(110,349)	(17,972)
+ Depreciation	112,977	79,233	192,210	173,445
+ Net finance expenses	26,793	23,768	50,561	31,404
+ Tax expense (benefit)	(141)	401	260	(1,297)

EBITDA	88,027	44,655	132,682	185,580

+ Depreciation equity accounted investees	8,961	4,555	13,516	13,516
+ Net finance expenses equity accounted investees	975	1,342	2,317	843
+ Tax expense (benefit) equity accounted investees	855	389	1,244	(1,877)

Proportionate EBITDA	98,818	50,941	149,759	198,062

Proportionate EBITDA per share:

(in USD per share)	First Semester 2018	Third Quarter 2018	Year-to-Date 2018	Year-to-Date 2017

Weighted average number of shares (basic)	164,550,509	218,982,298	182,893,823	158,166,534
Proportionate EBITDA	0.60	0.23	0.82	1.25

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the third quarter of 2018 the Company had a net loss of USD -58.7 million or USD -0.31 per share (third quarter of 2017: net loss of USD 28 million or USD 0.18 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 50.9 million (third quarter of 2017: USD 46.2 million).

PRESS RELEASE Regulated information Tuesday 30 October – 8 a.m. CET _________________________________

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Third quarter 2018	Third quarter 2017
VLCC
Average spot rate (in TI pool)*	17,773	18,875
Average time charter rate**	31,374	39,875
SUEZMAX
Average spot rate***	14,919	15,670
Average time charter rate**	29,624	21,210

*Euronav owned ships in TI Pool
**Including profit share where applicable
*** Excluding technical offhire days

PREPARATION FOR IMO 2020

The Gener8 merger was an important part of our wider IMO 2020 preparation as the transaction substantially improved the fuel consumption dynamics of our VLCC fleet by reducing average age of this fleet by 25% and giving us the youngest VLCC fleet in the quoted tanker sector.

Potential installation of exhaust gas cleaning systems or "scrubbers"
Euronav has 3 areas of concern when assessing scrubber installation on its fleet and continues to thoroughly investigate each of them.

1. Upfront capital investment of $5m per VLCC with very low visibility on returns

Installing scrubbers requires an upfront capital investment today with virtually no visibility of a return on capital. Promoters of scrubbers have used MGO as a proxy for the price of compliant fuel.  Some refiners including Sinochem have recently confirmed that they will sell clean compliant fuel at a price likely to be half the difference between dirty HFO and MGO.  So the investment case now has half the returns being promoted and it is still 14 months before implementation and nothing suggests this price gap will not further narrow in that time.

PRESS RELEASE Regulated information Tuesday 30 October – 8 a.m. CET _________________________________

2.  Risk of pollution from scrubbers and operational concerns

Open-loop scrubbers (OLS) use seawater brought on board to remove sulphur from exhaust gases, but the wastewater produced contains a toxic cocktail of sulphuric acid constituents, polycyclic aromatic hydrocarbons and heavy metals which are pumped into the open ocean, essentially transferring pollution from air to sea.

(a)	Pollution risks
Putting sulphur back into the sea reduces its natural buffering capacity
Unknown cumulative impact of increasing sulphur content in world's oceans
Likely increase in ocean acidity over time
OLS use increases CO2 emissions, cheaper fuel will incentivize owners to speed up the use of OLS

(b)	Operational risks
Additional capex and opex costs of operation
Unproven application of this technology in a large volume tanker environment
Known risk of corrosion
Attention needed to mitigate safety/operational risks which are still quite uncertain

(c)	Lack of scrutiny over technology
Scrubber waste water disposal never been systematically investigated
No valid or long term data available
Cumulative impact on sensitive or congested sea lanes unknown

(d)	Future regulatory risks
Court of public opinion yet to be fully tested on OLS
Risk of action by Port or Flag states
Increasing application of rising CSR standards by investors & fuel producers

Promoters of this technology argue that the open oceans dilute waste water, rendering it harmless. But the solution to pollution is not dilution. Like plastic contamination over the years, we don't know what the cumulative effect of this waste water will be or how it will interact with existing seaborne pollutants, particularly in congested sea-lanes like the English Channel, Malacca Straits or Baltic Sea.

PRESS RELEASE Regulated information Tuesday 30 October – 8 a.m. CET _________________________________

3.  Implementation and Enforcement regime

Breaches of current emissions standards are on the rise in their existing environmental control zones (ECA). So far flag states appear ill-equipped to ensure regulatory compliance. Installing a scrubber enables regulatory compliance with the continued use of non-compliant high sulphur fuel. But weak regulatory oversight means non-compliance in the open sea, whether through breakdown or malfeasance, cannot be effectively controlled.

Conclusion

Euronav wholeheartedly embraces the IMO 2020 regulations – we want to adopt the directive properly, universally and without delay. Refiners and oil producers have increasingly made clear that sufficient compliant fuel will be available.  Scrubbers are therefore a loop hole which makes enforcement of the sulphur ban extremely complex, difficult to enforce and likely to facilitate non-compliance.

Euronav continues to work closely with suppliers and producers on alternative mechanisms in which to capture volatility in the prices and differentials between HFO and LSFO and retains a very strong balance sheet providing optionality and flexibility to address the challenges of implementing IMO 2020.

EURONAV TANKER FLEET & CAPITAL EXPENDITURES

On August 8 and August 29, Euronav took delivery of the Cap Port Arthur (2018 – 156,600 dwt) and the Cap Corpus Christi (2018 – 156,600 dwt) respectively against the payment of the remaining instalments of USD 87.2 million in aggregate. All of the four Suezmax vessels delivered during 2018 are all accompanied by seven-year time charter contracts.

Euronav has no outstanding capital commitments beyond usual maintenance expenditures associated with our dry docking schedule.

The Company sold the Suezmax Cap Romuald (1998- 146,643 dwt) for USD 10.6 million. The vessel was delivered to her new owners on August 22, 2018. The Company recorded a capital gain of approximately USD 9 million on the sale.

PRESS RELEASE Regulated information Tuesday 30 October – 8 a.m. CET _________________________________

TANKER MARKET

Demand for oil continues to be robust despite a higher price for crude in recent months and rising trade tensions from US/China tariff impositions. Rebalancing of the tanker market has continued with modest fleet growth on the global Suezmax fleet and negative fleet growth in the VLCC category year to date driven by recycling of 36 VLCCs. Recycling activity understandably slowed during the third quarter but 7 VLCC equivalents still exited the global fleet.

Trading movements continued to build through Q3 – traditionally the lowest transit quarter for large tanker shipping. This unusual activity was driven largely by returning production increases from both OPEC and from US exports. This trend has progressed further during Q4 augmented by increasing seasonal flows and the developing Iranian situation. Asset prices, albeit with a focus on newbuilds and younger tonnage, have continued to firm during Q3 with new build VLCC now quoted above $92m.

There are three caveats to a more positive outlook for the tanker market. Firstly, trade tensions and a sustained elevated crude price are likely to constrain global GDP growth and indirectly the demand for tanker tonnage. Secondly, fragility amongst some key oil producers could see supply restrictions driving the oil price even higher. Lastly, the next 12 months will bring sustained delivery of (primarily) VLCC new building supply. Recycling of 46 VLCC equivalents year to date has ensured fleet growth has been negative so far but requires further progress.

The development of the US led sanctions against Iran has specific implications for the large global tanker market. Iranian export barrels have largely been unavailable to the global commercial fleet so a direct consequence for large tanker operators is an increase in demand whilst Iranian sanctions are in place. Currently there are 14 inactive Iranian VLCCs implying a similar substitution requirement for tonnage from the global fleet. This requirement is likely to grow and be maintained as US sanctions are fully applied from next month.

OUTLOOK

A seasonal increase in the flow of cargoes has kick started an improving tanker market which should continue to build through 2019. Demand has remained resilient despite a higher oil price. Ton miles continue to grow via US crude exports. The underlying supply of cargoes has grown as OPEC/Russian production cuts have been reversed.

Encouragingly recycling activity has persisted and contracting restraint has been evidenced with no VLCC orders since May and only four Suezmax orders in total year to date. Further fleet rebalancing is required before this supportive background can be fully translated into improved freight rates on a sustainable basis.

So far in the fourth quarter of 2018, the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 26,962 and 56% of the available days have been fixed. Euronav's Suezmax fleet trading on the spot market has earned about USD 19,171 per day on average with 53% of the available days fixed.

PRESS RELEASE Regulated information Tuesday 30 October – 8 a.m. CET _________________________________

REFERENCES

Ship emissions and the use of current air cleaning technology: contributions to air pollution and acidification in the Baltic Sea – Claremar, Haglund and Rutgerson
https://www.earth-syst-dynam.net/8/901/2017/
A New Perspective at the Ship-Air-Sea-Interface: The Environmental Impacts of Exhaust Gas Scrubber Discharge – Endres, Maes, Hopkins, Maes, Frances Hopkins, Houghton,Mårtensson, Oeffner, Birgit Quack, Singh and Turner
www.frontiersin.org/articles/10.3389/fmars.2018.00139/full

CONFERENCE CALL

Euronav will host a conference call today at 8 a.m. EDT / 1 p.m. CET today to discuss the results for the second quarter of 2018.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of the Euronav website at www.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	30 October 2018
Event Time:	8 a.m. EDT / 1 p.m. CET
Event Title:	"Q3 2018 Earnings Conference Call"
Event Site/URL:	https://services.choruscall.com/links/euronav181030YfS9xP0C.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10125355. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 4 November 2018, beginning at 9 a.m. EDT / 2 p.m. CET on 30 October 2018. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10125355.

*
*  *

PRESS RELEASE Regulated information Tuesday 30 October – 8 a.m. CET _________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Brian Gallagher – Head of IR	Annik Dirkx – Communications Manager
Tel: +44 20 78 70 04 36	Tel +32 32 47 44 16
Email: IR@euronav.com	Email: communications@euronav.com

Announcement of Q1 2019 results: Thursday, January 24, 2019

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 2 ULCCs, 43 VLCCs, 26 Suezmaxes, 2 LR1s and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	September 30, 2018	December 31, 2017 *
ASSETS

Non-current assets
Vessels	3,655,519	2,271,500
Assets under construction	−	63,668
Other tangible assets	1,943	1,663
Intangible assets	135	72
Receivables	47,610	160,352
Investments in equity accounted investees	40,049	30,595
Deferred tax assets	2,210	2,487

Total non-current assets	3,747,466	2,530,337

Current assets
Trade and other receivables	285,972	136,797
Current tax assets	237	191
Cash and cash equivalents	150,081	143,648

Total current assets	436,290	280,636

TOTAL ASSETS	4,183,756	2,810,973

EQUITY and LIABILITIES

Equity
Share capital	239,148	173,046
Share premium	1,702,549	1,215,227
Translation reserve	450	568
Hedging reserve	1,903	−
Treasury shares	(16,102)	(16,102)
Retained earnings	339,066	473,622

Equity attributable to owners of the Company	2,267,014	1,846,361

Non-current liabilities
Bank loans	1,475,495	653,730
Other Notes	148,028	147,619
Other payables	409	539
Employee benefits	4,473	3,984

Total non-current liabilities	1,628,405	805,872

Current liabilities
Trade and other payables	116,306	61,355
Current tax liabilities	12	11
Bank loans	117,033	47,361
Other borrowings	54,986	50,010
Provisions	−	3

Total current liabilities	288,337	158,740

TOTAL EQUITY and LIABILITIES	4,183,756	2,810,973

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2018	2017
	Jan. 1 - Sep. 30, 2018	Jan. 1 - Sep. 30, 2017 *
Shipping income
Revenue	363,917	395,390
Gains on disposal of vessels/other tangible assets	19,138	20
Other operating income	3,538	3,882
Total shipping income	386,593	399,292

Operating expenses
Voyage expenses and commissions	(96,924)	(47,778)
Vessel operating expenses	(131,980)	(116,475)
Charter hire expenses	(23,270)	(23,329)
Loss on disposal of vessels/other tangible assets	(36)	(21,027)
Depreciation tangible assets	(192,130)	(173,373)
Depreciation intangible assets	(80)	(72)
General and administrative expenses	(50,255)	(33,132)
Total operating expenses	(494,675)	(415,186)

RESULT FROM OPERATING ACTIVITIES	(108,082)	(15,894)

Finance income	8,884	5,258
Finance expenses	(59,445)	(36,662)
Net finance expenses	(50,561)	(31,404)

Bargain purchase	36,261	−
Share of profit (loss) of equity accounted investees (net of income tax)	12,293	28,029

PROFIT / (LOSS) BEFORE INCOME TAX	(110,089)	(19,269)

Income tax benefit (expense)	(260)	1,297

PROFIT / (LOSS) FOR THE PERIOD	(110,349)	(17,972)

Attributable to:
Owners of the company	(110,349)	(17,972)

Basic earnings per share	(0.60)	(0.11)
Diluted earnings per share	(0.60)	(0.11)

Weighted average number of shares (basic)	182,893,823	158,166,534
Weighted average number of shares (diluted)	182,974,775	158,295,721

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2018	2017
	Jan. 1 - Sep. 30, 2018	Jan. 1 - Sep. 30, 2017 *

Profit/(loss) for the period	(110,349)	(17,972)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(118)	408
Cash flow hedges - effective portion of changes in fair value	1,903	−
Equity-accounted investees - share of other comprehensive income	192	483

Other comprehensive income, net of tax	1,977	891

Total comprehensive income / (loss) for the period	(108,372)	(17,081)

Attributable to:
Owners of the company	(108,372)	(17,081)

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2017	173,046	1,215,227	120	−	(16,102)	515,665	1,887,956

Profit (loss) for the period	−	−	−	−	−	(17,972)	(17,972)
Total other comprehensive income	−	−	408	−	−	483	891
Total comprehensive income/(loss)	−	−	408	−	−	(17,489)	(17,081)

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(44,349)	(44,349)
Equity-settled share-based payment	−	−	−	−	−	237	237
Total transactions with owners	−	−	−	−	−	(44,112)	(44,112)

Balance at September 30, 2017	173,046	1,215,227	528	−	(16,102)	454,064	1,826,763

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2018	173,046	1,215,227	568	−	(16,102)	473,621	1,846,360

Adjustment on initial application of IFRS 15 (net of tax)	−	−	−	−	−	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax)	−	−	−	−	−	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	−	(16,102)	471,876	1,844,615

Profit (loss) for the period	−	−	−	−	−	(110,349)	(110,349)
Total other comprehensive income	−	−	(118)	1,903	−	192	1,977
Total comprehensive income/(loss)	−	−	(118)	1,903	−	(110,157)	(108,372)

Transactions with owners of the company
Issue of ordinary shares related to business combinations	66,102	487,322	−	−	−	−	553,424
Dividends to equity holders	−	−	−	−	−	(22,690)	(22,690)
Equity-settled share-based payment	−	−	−	−	−	37	37
Total transactions with owners	66,102	487,322	−	−	−	(22,653)	530,771

Balance at September 30, 2018	239,148	1,702,549	450	1,903	(16,102)	339,066	2,267,014

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 has been adjusted following the application of IFRS 15 on Revenue Recognition.

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2018	2017
	Jan. 1 - Sep. 30, 2018	Jan. 1 - Sep. 30, 2017 *
Cash flows from operating activities
Profit (loss) for the period	(110,349)	(17,972)

Adjustments for:	174,662	195,933
Depreciation of tangible assets	192,130	173,373
Depreciation of intangible assets	80	72
Provisions	(3)	(86)
Tax (benefits)/expenses	260	(1,297)
Share of profit of equity-accounted investees, net of tax	(12,293)	(28,029)
Net finance expense	50,561	31,404
(Gain)/loss on disposal of assets	(19,101)	21,017
Equity-settled share-based payment transactions	37	237
Amortization of deferred capital gain	(748)	(758)
Gain on bargain purchase	(36,261)	−

Changes in working capital requirements	(53,950)	20,655
Change in cash guarantees	30	(47)
Change in trade receivables	(23,527)	12,767
Change in accrued income	(6,175)	(381)
Change in deferred charges	(15,684)	(6,128)
Change in other receivables	(19,981)	17,604
Change in trade payables	3,246	342
Change in accrued payroll	(11,862)	(294)
Change in accrued expenses	23,145	109
Change in deferred income	(3,111)	(3,806)
Change in other payables	(528)	50
Change in provisions for employee benefits	497	439

Income taxes paid during the period	(27)	107
Interest paid	(41,305)	(25,777)
Interest received	895	483
Dividends received from equity-accounted investees	−	1,250

Net cash from (used in) operating activities	(30,074)	174,679

Acquisition of vessels	(237,145)	(160,297)
Proceeds from the sale of vessels	20,457	20,790
Acquisition of other tangible assets	(378)	(103)
Acquisition of intangible assets	(1)	(1)
Proceeds from the sale of other (in)tangible assets	−	19
Loans from (to) related parties	125,450	26,500
Net cash received from business combinations	126,288	−
Sale of subsidiaries	120,025	−

Net cash from (used in) investing activities	154,696	(113,092)

Proceeds from new borrowings	759,976	550,044
Repayment of borrowings	(863,818)	(681,438)
Transaction costs related to issue of loans and borrowings	(3,849)	(5,874)
Dividends paid	(9,502)	(34,645)

Net cash from (used in) financing activities	(117,193)	(171,913)

Net increase (decrease) in cash and cash equivalents	7,429	(110,326)

Net cash and cash equivalents at the beginning of the period	143,648	206,689
Effect of changes in exchange rates	(996)	836

Net cash and cash equivalents at the end of the period	150,081	97,199

of which restricted cash	47,400	133

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.